Exhibit 99.2

MESOBLAST MAKES EXECUTIVE APPOINTMENT TO DRIVE

PRODUCT COMMERCIALIZATION

New York, USA; and Melbourne, Australia; December 19, 2018: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that it has appointed Eric Strati, PhD, to the new position of Senior Vice President, Commercial. He will drive commercial launch activities of the Company’s lead cell therapy product candidate remestemcel-L in the United States and Europe for the treatment of steroid-refractory acute graft versus host disease (aGVHD). Mesoblast estimates the annual peak sales for aGVHD to be approximately $US700 million in the United States and EU5.

Dr Strati said: “My first priority is to build a highly efficient and targeted field sales team to leverage existing relationships with transplant centers in the United States. Key to rapid market penetration will be engagement with insurers and other reimbursement agencies as well as management of the product distribution process.”

Prior to joining Mesoblast in 2015, Dr Strati held various leadership roles in global pharmaceutical companies, most recently at Novartis where he was Executive Director, Managed Markets, and a key member of the successful launch teams for the blockbuster drugs Entresto® in chronic heart failure and Cosentyx® in moderate to severe psoriasis.

Mesoblast’s recently-appointed United States-based Directors Shawn Cline Tomasello and Joe Swedish will provide guidance to the commercial team, leveraging their combined extensive expertise in product launches, commercialization, pricing and reimbursement. Ms Tomasello most recently was Chief Commercial Officer at Kite Pharma and Pharmacyclics, and President of the Americas, Hematology and Oncology at Celgene. Mr Swedish was most recently President and CEO at Anthem, America’s leading health benefits provider.

Mesoblast Chief Executive Dr Silviu Itescu stated: “Eric is well equipped to lead and execute on our product commercialization strategy as we transition to a fully integrated commercial stage company.”

Mesoblast plans to submit a rolling Biologics License Application with the FDA for use of remestemcel-L in treating steroid-refractory aGVHD in children in early 2019. In order to make remestemcel-L available as soon as possible, Mesoblast will work diligently to provide all information required by the FDA. There are no FDA approved treatments for this disease with high mortality.

Remestemcel-L is already sold in Japan by Mesoblast’s licensee, JCR Pharmaceuticals, under the registered trademark TEMCELL® HS Inj.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176